Form 10-K, Exhibit 13
period 1996-12-31
CAPSTONE CAPITAL CORP
filed 1997-03-31
CIK 921767

   [PAGES 10 THROUGH 16 OF THE COMPANY'S 1996 ANNUAL REPORT TO SHAREHOLDERS]
                                                                    EXHIBIT 13.1

                            MANAGEMENT'S DISCUSSION

OVERVIEW

     The Company is an indefinite life REIT which was incorporated in Maryland on March 31, 1994. The Company commenced operations on June 30, 1994, with the receipt of proceeds from the sale of 5,980,000 shares of common stock. The Company invests in a diversified portfolio of income-producing, healthcare-related real estate, which it leases, and provides mortgage financing to healthcare operators. The Company believes that it is an important source of capital for the healthcare industry and intends to continue investing in a high quality portfolio of properties managed by established operators of rehabilitation, alternate-site care, long-term care, and acute-care facilities. The Company diversifies its portfolio by operator, geography, facility type and healthcare industry segment. The Company's primary objective is to provide current income for distribution to stockholders.

     The Company incurs operating and administrative expenses, principally compensation expense for its officers and other employees, office rent and occupancy costs, and various expenses incurred in connection with acquiring additional facilities or providing additional mortgage financing. The Company is self-administered and managed by its executives and staff, and does not engage a separate advisor for administrative or investment services, although the Company does engage legal, accounting, tax, and financial advisors from time to time. All taxes, maintenance, and other operating costs associated with leased properties are generally paid by the lessees. The Company intends to continue to declare and pay quarterly dividends to its stockholders in amounts not less than the amounts required to maintain REIT status under the Internal Revenue Code. The Company's ability to pay dividends will depend upon its cash available for distribution.

RESULTS OF OPERATIONS

  Year Ended 1996 compared to the Year Ended 1995

     In 1996, the Company reported net income of $18.9 million, or $1.71 primary net income per common share, compared to $9.7 million, or $1.55 primary net income per common share in 1995. The increase in net income is attributable to increases in rental and mortgage income from property acquisitions and additional mortgage fundings, while total interest expense experienced only a minor increase due to conversions of the Company's Convertible Subordinated Debentures (Debentures) to common stock and a decrease in the weighted average interest rate of the unsecured line of credit (Bank Credit Facility) during 1996.

     Total income increased $11.3 million, or 45.5%, to $36.0 million in 1996 over the previous year's total income of $24.7 million. The increase is due primarily to rental income increasing $9.2 million in 1996 to $32.0 million from 1995's total of $22.8 million. The Company acquired eight additional properties during the year and also recognized a full year's rental income on the twelve properties acquired in 1995. Additionally, mortgage interest income increased $1.4 million, or 73.6%, to $3.2 million in 1996 from $1.8 million in 1995, due to additional mortgage fundings of $14.5 million during 1996.

     Total expenses in 1996 were $17.0 million compared to $15.0 million in 1995, an increase of $2.0 million or 13.6%. This is primarily attributable to an increase in depreciation expense of $1.8 million in 1996 resulting from the Company's acquisition of eight properties during the year and the recognition of a full year's depreciation expense on the twelve properties that were acquired in 1995. Interest expense experienced only a slight increase for 1996 due to $26.3 million in conversions of the Company's debentures to common stock and to a decrease in the weighted average interest rate of the Bank Credit Facility.

  Year ended December 31, 1995, compared to the period from June 30, 1994, (inception) through December 31, 1994.

     Revenues for the year ended December 31, 1995 totaled $24.7 million, increasing $16.5 million, over 1994 revenues of $8.2 million. The increase in revenues is primarily attributable to the recognition of a full year of revenues from investments made during the partial year of 1994 and the revenues from additional investments made during 1995. Specifically, a full year of revenues from 1994 investments added $11.1 million to revenues, and revenues from investments made in 1995 added an additional $5.4 million.

     Interest expense for the year ended December 31, 1995, totaled $8.8 million, increasing $7.4 million, over 1994 interest expense of $1.4 million. The increase in interest expense is attributable to an increase of $3.5 million in interest expense related to a full year of interest expense on amounts borrowed under the Bank Credit Facility during 1994 and the interest expense on amounts borrowed under the Bank Credit Facility during 1995. Additionally, $3.9 million of the increase in interest expense is due to interest expense related to the issuance of $52 million of convertible debentures issued in March 1995.

     Depreciation and amortization for the year ended December 31, 1995, totaled $4.7 million, increasing $3.2 million over 1994 depreciation and amortization of $1.5 million. $3.1 million of the increase in depreciation and amortization is due primarily to a full year of depreciation on and amortization Remington Park Assisted Living Center/rendering Medistar/Integrated Living Communities Baytown, Texas of investments made in 1994 and the depreciation on and amortization of additional investments made during 1995. Additionally, $0.2 million of the increase is due to amortization of deferred financing costs related to the issuance of $52 million of convertible debentures issued in March, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires capital in order to fund investments in healthcare properties through sale/leaseback transactions or mortgage financing. To fund these investments, the Company utilizes its cash flow from operations and a combination of long-term and short-term capital including both equity and debt. The Company s long-term capital includes equity securities and convertible debentures. The Company's short-term capital is obtained through the use of its Bank Credit Facility. The Company initially funds investments and working capital needs through borrowings under the Bank Credit Facility, existing cash and cash equivalents, and cash flow from operations. Thereafter, the Company raises capital through issuance of additional long-term and short-term indebtedness or the issuance of its securities in private or public transactions. There can be no assurance that acceptable financing for future investments can be obtained.

     During the year ended December 31, 1996, the Company invested approximately $102.4 million to acquire or construct real estate assets and invested approximately $14.3 million in mortgage loans to healthcare providers. As of December 31, 1996, the Company s investments totaled $354.6 million, consisting of real estate properties of $302.6 million, real estate development projects of $12.7 million, and mortgage notes receivable of $39.3 million. The 57 real estate properties consist of sixteen ancillary hospital facilities, ten physician clinics, nine skilled nursing facilities, six ambulatory surgery facilities, four inpatient rehabilitation facilities, three outpatient rehabilitation facilities, two comprehensive mental health hospitals, two sub-acute care facilities, two assisted living facilities, two acute care hospitals, and one integrated delivery facility. The real estate properties are located in thirteen states and are leased or financed with seventeen healthcare-related entities or their subsidiaries pursuant to long-term leases. There are eleven real estate development projects with six healthcare operators consisting of seven assisted living facilities, three integrated delivery facilities, and one physician clinic. The mortgage notes receivable consist of thirteen mortgages made to eight healthcare operators and secured by the real estate of five long-term care facilities, three skilled nursing facilities, two acute-care hospital facilities, two assisted living facilities, and one integrated delivery facility.

     During March 1995, the Company sold $52 million aggregate principal amount of 10.50% Debentures due 2002. The net offering proceeds were used to reduce the outstanding balance of the Company's Bank Credit Facility. As of December 31, 1996, a total of $34.3 million in the principal amount of the debentures had been converted into 2.1 million common shares resulting in a decrease of $34.3 million in the debentures and an increase of $34.3 million in stockholders equity.

     During October 1995, the Company filed a registration statement ("Shelf-Registration") with the Securities and Exchange commission to enable the Company to offer up to an aggregate of $250,000,000 in debt securities, preferred stock, and common stock at prices and terms to be determined at the time of sale. In December 1995, the Company sold 3.45 million shares of common stock at a per share price of $18.125. The net offering proceeds of $58.6 million were used to reduce the outstanding balance of the Company's Bank

Credit Facility. Additionally, in November 1996, the Company sold 2.68 million shares of common stock at a per share price of $20.875. The net offering proceeds of $52.8 million were also used to reduce the outstanding balance of the Company's Bank Credit Facility.

     In June 1996, the Company completed an amendment and restatement of its Bank Credit Facility, increasing the principal amount to $150 million from its previous principal amount of $100 million, extending the term to June 24, 1999, from its previous term of June 22, 1997, and adjusting the determination of the interest rate. At December 31, 1996, the outstanding balance of the Bank Credit Facility was $68.5 million with a weighted average interest rate of 6.82%. The maximum availability at year end was $81.5 million.

     The Bank Credit Facility bears interest at a rate chosen by the Company from either the Bank s base rate or the Euro-dollar rate plus a percentage rate ranging from 1.00 percent to 1.625 percent depending upon the Company s senior debt to consolidated total capital ratio for the preceding fiscal quarter. In addition, the Company pays from 0.20 percent to 0.25 percent per annum on the unused portion of funds available for borrowing under the Bank Credit Facility. The commitment fee percentage is based on the Company s senior debt to total capital ratio.

     The Bank Credit Facility contains certain representations, warranties and financial, and other covenants customary in such loan agreements.

     The Bank Credit Facility is unsecured; however, upon the occurrence of an event of default under the Bank Credit Facility, at the option of the lenders, the Bank Credit Facility may become secured by a significant portion of the assets of the Company, including certain of the leased properties and mortgage notes receivable.

     The Bank Credit Facility, which is participated in by a consortium of eight banks, will be available until June 24, 1999, and the principal balance outstanding thereunder will mature on that date. The Company intends to renew the Bank Credit Facility or to repay the outstanding balance thereunder at maturity from the proceeds of a refinancing or from the sale of debt or equity securities. There can be no assurances that the lenders will renew the Bank Credit Facility on terms favorable to the Company or that the Company will be able to refinance at that time.

COMMITMENTS

     The Company has committed a total of $102.8 million towards the acquisition and construction of real estate properties and providing mortgage financing. As of December 31, 1996, the Company had funded approximately $21.2 million towards these commitments, with the balance of $81.6 million expected to be funded throughout 1997. Financing for these commitments may be provided by funds from operations, borrowings under the Bank Credit Facility, which the Company expects to increase in 1997, or private placements or public offerings of debt or equity.

  Special Note Regarding Forward-Looking Statements

     Any statement contained in this report which is not a historical fact, or which might otherwise be considered an opinion or projection concerning the Company or its business, whether expressed or implied, is meant as, and should be considered, a forward-looking statement as that term is defined in the Private Securities Litigation Reform Act of 1996. Forward-looking statements are based on assumptions and opinions concerning a variety of known and unknown risks, including but not necessarily limited to changes in market conditions, natural disasters, and other catastrophic events, increased competition, changes in availability and cost of reinsurance, changes in governmental regulations, and general economic conditions, as well as other risks more completely described in the Company's filings with the Securities and Exchange Commission. If any of these assumptions or opinions may also prove materially incorrect, any forward-looking statements made on the basis of such assumptions or opinions may also prove materially incorrect in one or more respects.