Form 10-K, Exhibit 13
period 1996-12-31
CAPSTONE CAPITAL CORP
filed 1997-03-31
CIK 921767

            [PAGE 5 OF THE COMPANY'S ANNUAL REPORT TO STOCKHOLDERS]
                                                                   EXHIBIT 13.2

                           SELECTED FINANCIAL DATA



                                                                                         FOR PERIOD FROM
                                                   YEAR ENDED          YEAR ENDED         INCEPTION TO
                                                DECEMBER 31, 1996   DECEMBER 31, 1995   DECEMBER 31, 1994
                                                -----------------   -----------------   -----------------
STATEMENT OF INCOME DATA
Revenues......................................    $ 35,952,336        $ 24,707,272        $  8,240,162
Net income....................................      18,913,689           9,708,391           4,762,734
Net income per share..........................            1.71                1.55                0.80
Weighted average shares outstanding-
  Primary.....................................      11,086,086           6,271,242           5,980,000
  Fully Diluted...............................      13,159,213           8,596,663                  --
OTHER DATA
Funds from operations (I)-
  Primary.....................................      22,632,815          12,523,303           5,628,243
  Fully diluted...............................      25,852,242          16,390,667                  --
Funds from operations per share-
  Primary.....................................            2.04                2.00                0.94
  Fully Diluted...............................            1.97                1.91                  --
Dividends distributed.........................      19,206,375          10,641,666           2,541,500
Dividends distributed per share...............            1.81                1.74               0.425
BALANCE SHEET DATA
Real estate properties, net...................     303,997,418         207,257,168         151,328,041
Mortgage notes receivable.....................      39,325,621          24,988,753          13,224,230
Total assets..................................     356,695,116         240,624,883         166,363,670
Convertible subordinated debentures...........      17,657,000          43,947,000                  --
Bank credit facility..........................      68,500,000          30,225,000          67,500,000
Mortgage Note Payable.........................      23,228,417                  --                  --
                                                  ------------        ------------        ------------
          Total stockholders' equity..........    $241,555,519        $163,746,655        $ 98,388,985
                                                  ============        ============        ============

(1) Funds from operations is computed as net income (computed in accordance with generally accepted accounting principles), excluding rental income recognized on a straight-line basis on those leases with scheduled rent increases, and less book gains on the sale of assets, plus depreciation and amortization. Management considers funds from operations to be an informative measure of the performance of an equity REIT and consistent with measures used by analysts to evaluate equity REITs. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of the company's operating performance or as an alternative to cash flow as a measure of liquidity.