Form 10-K, Exhibit 13
period 1996-12-31
CAPSTONE CAPITAL CORP
filed 1997-03-31
CIK 921767

      [PAGES 17 TO 27 OF THE COMPANY'S 1996 ANNUAL REPORT TO SHAREHOLDERS]
                                                                    EXHIBIT 13.3

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Capstone Capital Corporation:

     We have audited the accompanying consolidated balance sheets of Capstone Capital Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders equity, and cash flows for the years ended December 31, 1996 and 1995 and for the period from June 30, 1994 (inception) to December 31, 1994. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Capstone Capital Corporation as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the year ended December 31, 1996 and 1995 and for the period from June 30, 1994 (inception) to December 31, 1994, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Birmingham, Alabama
January 20, 1997

                          CAPSTONE CAPITAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1995
                                                              ------------   ------------
                                         ASSETS
Real estate properties
  Land......................................................  $ 30,952,673   $ 24,669,023
  Land improvements.........................................     2,350,309      2,350,309
  Buildings and improvements................................   269,261,047    185,771,380
  Construction in progress..................................    12,650,780         37,409
                                                              ------------   ------------
                                                               315,214,809    212,828,121
  Less accumulated depreciation.............................   (11,217,391)    (5,570,953)
                                                              ------------   ------------
     Real estate properties, net............................   303,997,418    207,257,168
Mortgage notes receivable...................................    39,325,621     24,988,753
Cash........................................................     1,122,241        675,568
Accrued rental income.......................................     4,689,976      2,518,323
Other assets................................................     7,559,860      5,185,071
                                                              ------------   ------------
          Total assets......................................  $356,695,116   $240,624,883
                                                              ============   ============
                           LIABILITIES AND STOCKHOLDERS EQUITY
Liabilities
  Convertible subordinated debentures.......................  $ 17,657,000   $ 43,947,000
  Bank credit facility......................................    68,500,000     30,225,000
  Mortgage note payable.....................................    23,228,417             --
  Accrued expenses and other liabilities....................     5,754,180      2,706,228
                                                              ------------   ------------
          Total liabilities.................................   115,139,597     76,878,228
                                                              ============   ============
Stockholders' equity
  Preferred stock, $.001 par value, 10,000,000 shares
     authorized; none issued................................            --             --
  Common stock, $.001 par value, 50,000,000 shares
     authorized; 14,247,947 shares and 9,929,732 shares
     issued and outstanding, respectively...................        14,247          9,929
  Additional paid-in-capital................................   240,832,943    162,735,711
  Loans to officers to finance stock purchases..............      (286,944)      (286,944)
  Retained Earnings.........................................       995,273      1,287,959
                                                              ------------   ------------
          Total stockholders' equity........................   241,555,519    163,746,655
                                                              ------------   ------------
          Total liabilities and stockholders' equity........  $356,695,116   $240,624,883
                                                              ============   ============

    The accompanying notes are an integral part of this financial statement

                          CAPSTONE CAPITAL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                             FOR THE
                                                                                           PERIOD FROM
                                                   YEAR ENDED          YEAR ENDED         INCEPTION TO
                                                DECEMBER 31, 1996   DECEMBER 31, 1995   DECEMBER 31, 1994
                                                -----------------   -----------------   -----------------
Revenues
  Rental income...............................     $31,959,674         $22,774,371         $7,674,494
  Mortgage interest income....................       3,159,228           1,819,725            455,844
  Gain from sale of property..................         197,191                  --                 --
  Other income................................         636,243             113,176            109,824
                                                   -----------         -----------         ----------
          Total income........................      35,952,336          24,707,272          8,240,162
                                                   -----------         -----------         ----------
Expenses
  General and administrative..................       1,669,678           1,515,130            536,662
  Depreciation................................       6,021,811           4,180,868          1,416,574
  Amortization................................         293,267             515,970             85,332
  Interest (net of $552,686 capitalized in
     1996, $466,668 in 1995, and $94,858 in
     1994)....................................       8,812,170           8,786,913          1,438,860
  Property operations.........................         241,721                  --                 --
                                                   -----------         -----------         ----------
          Total expenses......................      17,038,647          14,998,881          3,477,428
                                                   -----------         -----------         ----------
Net income....................................     $18,913,689         $ 9,708,391         $4,762,734
                                                   ===========         ===========         ==========
Net Income Per Common Share...................     $      1.71         $      1.55         $     0.80
                                                   ===========         ===========         ==========
Weighted Averages Shares Outstanding..........      11,086,086           6,271,242          5,980,000
                                                   ===========         ===========         ==========

    The accompanying notes are an integral part of this financial statement

                          CAPSTONE CAPITAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                   YEAR ENDED          YEAR ENDED          YEAR ENDED
                                                DECEMBER 31, 1996   DECEMBER 31, 1995   DECEMBER 31, 1996
                                                -----------------   -----------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income..................................    $ 18,913,689        $  9,708,391        $  4,762,734
  Gain from sale of property..................        (197,191)                 --                  --
  Depreciation................................       6,021,811           4,180,868           1,416,574
  Amortization................................         293,267             515,970              85,332
  Increase in accrued rental income...........      (2,398,760)         (1,881,926)           (636,397)
  Construction funding deposit................        (768,423)                 --                  --
  Increase in receivables and other assets....      (1,568,075)           (282,847)           (934,482)
  Increase in accrued expenses and other
     liabilities..............................       2,129,026           1,800,831             474,685
                                                  ------------        ------------        ------------
          Net cash provided by operating
            activities........................      22,425,344          14,041,287           5,168,446
                                                  ------------        ------------        ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of real estate properties.........    (102,025,229)        (60,088,309)       (152,739,813)
Proceeds from sale of properties..............       8,206,289                  --                  --
Investment in mortgage notes receivable.......     (22,769,689)        (11,764,523)        (13,224,230)
Collections on mortgage notes receivable......       2,189,430                  --                  --
Payment of earnest money deposit..............              --          (2,900,000)                 --
                                                  ------------        ------------        ------------
          Net cash used in investing
            activities........................    (114,399,199)        (74,752,832)       (165,964,043)
                                                  ------------        ------------        ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in bank credit facility...      38,275,000         (37,275,000)         67,500,000
Proceeds from mortgage note payable...........      19,907,321                  --                  --
Principal payments on mortgage note payable...         (71,583)                 --                  --
Proceeds from issuance of common stock, net...      52,764,529          58,648,707          96,360,228
Proceeds from issuance of convertible
  subordinated debentures.....................              --          52,000,000                  --
Financing costs related to issuance of
  convertible subordinated debentures.........              --          (2,017,934)                 --
Capital contributions from minority
  interests...................................         687,611             430,711                  --
Payment of dividends..........................     (19,206,375)        (10,641,666)         (2,541,500)
Proceeds from dividend reinvestment plan......          64,025               6,108                  --
Increase in loans to finance stock
  purchases...................................              --             (94,467)           (192,477)
                                                  ------------        ------------        ------------
          Net cash provided by financing
            activities........................      92,420,528          61,056,459         161,126,251
                                                  ------------        ------------        ------------
Increase in cash..............................         446,673             344,914             330,654
Cash, beginning of period.....................         675,568             330,654                  --
                                                  ------------        ------------        ------------
Cash, end of period                               $  1,122,241        $    675,568        $    330,654
                                                  ============        ============        ============

    The accompanying notes are an integral part of this financial statement

                          CAPSTONE CAPITAL CORPORATION

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

                                                                         LOANS TO
                                     COMMON STOCK        ADDITIONAL     OFFICERS TO                      TOTAL
                                 --------------------     PAID-IN      FINANCE STOCK    RETAINED     STOCKHOLDERS'
                                   SHARES     AMOUNT      CAPITAL        PURCHASES      EARNINGS        EQUITY
                                 ----------   -------   ------------   -------------   -----------   -------------
Proceeds from initial public
  offering                        5,980,000   $ 5,980   $ 96,354,248            --              --   $ 96,360,228
Loans to finance stock
  purchases....................          --        --             --      (192,477)             --       (192,477)
Net Income.....................                                                          4,762,734      4,762,734
Dividends paid during 1994
  ($0.425 per share)...........          --        --             --            --      (2,541,500)    (2,541,500)
                                 ----------   -------   ------------     ---------     -----------   ------------
BALANCE DECEMBER 31, 1994......   5,980,000     5,980     96,354,248     $(192,477)      2,221,234     98,388,985
Shares issued in conversion of
  convertible debentures to
  common stock.................     499,404       499      8,052,384            --              --      8,052,883
Convertible debenture issuance
  costs related to conversion
  of debentures to common
  stock........................          --        --       (322,296)           --              --       (322,296)
Proceeds from sale of 3,450,000
  shares less related expenses
  of $3,882,543................   3,450,000     3,450     58,645,267            --              --     58,648,717
Proceeds from issuance of
  shares under the dividend
  reinvestment plan............         328        --          6,108            --              --          6,108
Loans to finance stock
  purchases....................          --        --             --       (94,467)             --        (94,467)
Net income.....................          --        --             --            --       9,708,391      9,708,391
Dividends paid during 1995
  ($1.74 per share)............          --        --             --            --     (10,641,666)   (10,641,666)
                                 ----------   -------   ------------     ---------     -----------   ------------
BALANCE DECEMBER 31, 1995......   9,929,732     9,929    162,735,711      (286,944)      1,287,959    163,746,655
Shares issued in conversion of
  convertible debentures to
  common stock.................   1,630,310     1,630     26,288,370            --              --     26,290,000
Convertible debenture issuance
  costs related to conversion
  of debentures to common
  stock........................                           (1,017,004)           --              --     (1,017,004)
Proceeds from sale of 2,684,700
  shares less related expenses
  of $338,827..................   2,684,700     2,685     52,761,844            --              --     52,764,529
Proceeds from issuance of
  shares under the dividend
  reinvestment plan............       3,205         3         64,022            --              --         64,025
Net income.....................          --        --             --            --      18,913,689     18,913,689
Dividends paid during 1996
  ($1.81 per share)............          --        --             --            --     (19,206,375)   (19,206,375)
                                 ----------   -------   ------------     ---------     -----------   ------------
BALANCE DECEMBER 31, 1996......  14,247,947   $14,247   $240,832,943     $(286,944)    $   995,273   $241,555,519
                                 ==========   =======   ============     =========     ===========   ============

    The accompanying notes are an integral part of this financial statement

                          CAPSTONE CAPITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  ORGANIZATION

     Capstone Capital Corporation (the "Company") is an indefinite life real estate investment trust ("REIT") which was incorporated in Maryland on March 31, 1994. The Company commenced operations on June 30, 1994, with the receipt of proceeds from its initial public offering of 5,980,000 shares of common stock. The Company owns healthcare related properties which it leases, and it also provides mortgage financing to healthcare operators.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and its majority-owned partnerships. Inter-company accounts and transactions have been eliminated.

     Use of Estimates in the Preparation of Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Real Estate Properties -- Real estate properties are recorded at cost. Acquisition costs and transaction fees are added to the purchase price. No allowance for investment losses is considered necessary. The cost of real estate properties acquired is allocated between land, land improvements, and buildings and improvements based upon estimated market values at the time of acquisition. Depreciation is provided for on a straight-line basis over an estimated useful life of 40 years for building and improvements and 20 years for land improvements.

     Federal Income Taxes -- No provision has been made for federal taxes. The Company intends at all times to qualify as a REIT under sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company must distribute at least 95% of REIT taxable income to its stockholders and meet other requirements to continue to qualify as a REIT.

     Rental Income -- Rental income is recognized as earned over the life of the lease agreements. Certain of the lease agreements provide for scheduled annual rent increases. These rent increases are recognized on a straight-line basis over the term of the lease.

     Mortgage Interest Income -- Mortgage interest income is recognized based on the interest rates and principal amounts outstanding of the mortgage notes receivable. Certain of the mortgage notes receivable provide for scheduled annual interest rate increases.

     Net Income Per Share -- Net income per share is computed using the weighted average number of shares outstanding during the period.

     Prior Year Reclassifications -- Certain classifications have been made to the 1995 and 1994 financial statements to conform to the current year presentation.

NOTE 3.  REAL ESTATE PROPERTIES

     As of December 31, 1996, the Company had investments in 44 leased real estate properties totaling $302.6 million. These real estate properties consist of sixteen ancillary hospital facilities, ten physician clinics, six ambulatory surgery facilities, four inpatient rehabilitation facilities, three outpatient rehabilitation facilities, two comprehensive mental health hospitals, two sub-acute care facilities, and one skilled nursing facility. The properties are located in thirteen states and are leased to ten healthcare-related entities or their subsidiaries pursuant to long-term leases. In addition, the Company has invested approximately $12.7 million

                          CAPSTONE CAPITAL CORPORATION
in eleven development projects at various stages of completion. The Company has remaining commitments of approximately $67.2 million for development projects completion and expects all projects to be completed by the end of 1997.

     The Company's properties are generally leased pursuant to fixed term operating leases expiring from 2001 to 2012 and provide for options to extend the lease terms for at least ten years. The leases generally provide the lessees, during the terms of the leases and for a short period of time following expiration, with the right of first refusal to purchase the leased property on the same terms and conditions as the Company may propose to a third party.

     Each lease generally requires the lessee to pay base rent, additional rent commencing after the first year based on a set percentage increase or an increase in the consumer price index, and all taxes (including property taxes), maintenance, and other operating costs associated with the leased property.

     Lessees that accounted for more than 10 percent of the Company's rental income for the year ended December 31, 1996, were: HEALTHSOUTH Corporation, $11.6 million and Columbia/HCA, $6.8 million.

     Future minimum lease payments for the next five years under the non-cancelable operating leases as of December 31, 1996 are as follows:

          1997 -- $32,879,486; 1998 -- $33,295,707; 1999 -- $33,773,104;
     2000 -- $34,370,668; 2001 -- $34,022,518. These amounts include only those increases in lease payments related to leases that provide for set percentage increases or set minimum increases in the consumer price index. They do not include those increases in lease payments which may occur based on the increase in the consumer price index but without set minimums.

NOTE 4.  MORTGAGE NOTES RECEIVABLE

     As of December 31, 1996, the Company had provided $39.3 million in mortgage financing for thirteen properties located in six states. The mortgage notes receivable are secured by the real estate of eight skilled nursing facilities, two assisted living facilities, two acute-care hospitals, and one integrated delivery facility, which are operated by eight healthcare operators.

     Two of the facilities (one acute care hospital and one assisted living facility) are under construction, and the Company has committed a total of $18.9 million in construction and term loans for these projects. As of December 31, 1996, the Company had advanced a total of $4.5 million toward these financing commitments. The Company expects to disburse the remainder of the committed funds in 1997.

     The Company's mortgage notes receivable require monthly installments of principal and interest, with final payment dates ranging from 2001 to 2012, and bear rates ranging from 9.25 percent to 11.75 percent at December 31, 1996. Each mortgage note receivable provides for the initial interest rates to be increased annually by either a set rate or upon an increase in the consumer price index.

NOTE 5.  MORTGAGE NOTE PAYABLE

     On June 26, 1996, the Company entered into a mortgage note with a life insurance company for a principal amount of $23.3 million ("Mortgage Note"). The Mortgage Note bears interest at 8.5% and is payable in 360 monthly payments of principal and interest. The Mortgage Note is collateralized by an ancillary hospital facility purchased in January 1996 for $30 million.

NOTE 6.  BANK CREDIT FACILITY

     On June 24, 1996, the Company completed an amendment and restatement of its unsecured line of credit ("Bank Credit Facility") which provides for an increase to $150 million from its previous principal amount of

                          CAPSTONE CAPITAL CORPORATION

$100 million, an extension of the term to June 24, 1999 from June 22, 1997, and an adjustment in the determination of the interest rate. The Bank Credit Facility is participated in by a consortium of eight banks. At December 31, 1996, the Company had drawn $68,500,000 against the Bank Credit Facility for the purchase of real estate properties and the funding of mortgage loans.

     Borrowings under the amended and restated Bank Credit Facility bear an interest rate chosen by the Company from either the Bank's base rate or the Eurodollar rate plus a percentage rate ranging from 1.00 percent to 1.625 percent, depending upon the Company's senior debt to consolidated total capital ratio for the preceding fiscal quarter. In addition, the Company pays a commitment fee of 0.20 percent to 0.25 percent per annum on the unused portion of funds available for borrowing under the Bank Credit Facility. The commitment fee percentage is based on the Company's senior debt to total capital ratio.

     The Bank Credit Facility contains certain representations, warranties and financial and other covenants customary in such loan agreements.

NOTE 7.  CONVERTIBLE SUBORDINATED DEBENTURES

     As of December 31, 1996, the Company had $17,657,000 aggregate principal amount of 10.50% Convertible Subordinated Debentures ( Debentures ) outstanding.

     The Debentures mature on April 1, 2002, unless redeemed earlier by the Company or converted by the holders. Payments of interest to the holders of the Debentures are required each April 1 and October 1, commencing October 1, 1995. The Debentures are convertible into shares of common stock of the Company at the option of the holder at any time prior to redemption or stated maturity, at a conversion price of $16.125 per share. The Debentures are subordinated to all existing and future senior indebtedness of the Company and subordinated to all existing and future liabilities and obligations of subsidiaries and partnerships of the Company. The Debentures are redeemable, at the Company's option, in whole, or from time to time, in part, at any time from April 5, 2000, through March 31, 2002, at redemption prices ranging from 101.5% to 103.0%, plus accrued and unpaid interest to and including the redemption date.

NOTE 8.  STOCK OPTIONS

     During 1995, the Financial Accounting Standards Board issued Financial Accounting Statement No. 123, "Accounting for Stock-Based Compensation", ("FAS 123"). The Statement defines a fair value based method of accounting for an employee stock option. It also allows an entity to continue using the intrinsic value based accounting method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Company has continued to use this method to account for its stock options. However, FAS 123 requires entities electing to remain with the intrinsic method of accounting to provide pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. Information about the Company's stock option plan and the related required disclosures follow.

     Pursuant to the Company's 1994 stock incentive plan, 1,063,600 shares of common stock have been reserved for issuance. Options to acquire 602,500 and 413,000 shares at an exercise price of $18.375 and $16.50, respectively, were granted in 1995 and 1994, respectively. There is no vesting period for these options and they may be exercised within 10 years from the grant dates. No options had been exercised as of December 31, 1996.

                          CAPSTONE CAPITAL CORPORATION

     The pro forma information regarding net income and net income per common share as required by FAS 123 is provided below. The fair value for these options was estimated at the date of grant using the Roll-Geske option pricing model with the following assumptions:

          Risk free interest rate -- 6.33%, Volatility factor -- 16.96% and Weighted average expected life of the options -- 8 years.

                                                                 1995
                                                              ----------
Net Income:
  As reported...............................................  $9,709,391
  Pro forma.................................................  $6,432,598
Net Income per common share:
  As reported...............................................  $     1.55
  Pro forma.................................................  $     1.03

NOTE 9.  RELATED PARTY TRANSACTIONS

     During 1994 and 1995, the Company funded loans to certain officers for the purpose of acquiring the Company's common stock. The loans, which are due on demand and collateralized by the stock, totaled $286,944 at December 31, 1996, and bear interest at the prime rate, which was 8.25% at December 31, 1996. In addition, the Company has other loans to employees totaling $273,000 which bear interest at the prime rate.

     Certain of the Company's directors are directors and/or executive officers of HEALTHSOUTH Corporation, MedPartners Inc., and Integrated Health Services, Inc. During 1996, the Company received rental income of $11.6 million, $6.8 million and $3.2 million from HEALTHSOUTH Corporation, MedPartners Inc. and Integrated Health Services, Inc., respectively.

NOTE 10.  DIVIDENDS

     In order to qualify as a REIT, the Company must, among other requirements, distribute at least 95% of its REIT taxable income to its stockholders. Per share dividend payments by the Company were characterized in the following manner for income tax purposes:

                                                     1996         1995          1994
                                                     -----        -----        ------
Ordinary Income....................................  $1.56        $1.54        $0.425
Return of Capital..................................   0.25         0.20            --
                                                     -----        -----        ------
          Total dividends paid.....................  $1.81        $1.74        $0.425

     In 1995, the Company adopted a dividend reinvestment and stock purchase plan ("Plan") and reserved 1,000,000 shares of common stock for issuance under the Plan. Participants can automatically reinvest all or a portion of cash dividends in shares of the Company's common stock and can make voluntary cash payments for additional shares. The price of the shares purchased with reinvested dividends will be at 95% of the shares market value on the dividend payment date. Under the Plan, the Company received $64,025 during 1996 in exchange for 3,205 shares of stock and $6,108 in exchange for 328 shares of stock during 1995.

                          CAPSTONE CAPITAL CORPORATION

NOTE 11.  SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental disclosure of cash flow information is as follows:

                                                                                FOR PERIOD
                                               FOR THE YEAR    FOR THE YEAR        FROM
                                                   ENDED           ENDED       INCEPTION TO
                                               DEC. 31, 1996   DEC. 31, 1995   DEC. 31, 1994
                                               -------------   -------------   -------------
Cash payments for bank credit facility
  interest expense...........................  $  4,472,210     $ 5,337,009     $1,359,092
Cash payments for convertible subordinated
  debenture interest expense.................     3,496,540       2,713,755             --
Convertible subordinated debentures converted
  into shares of common stock:
Convertible subordinated debentures..........   (26,290,000)     (8,053,000)            --
Financing costs..............................    (1,017,006)       (322,296)            --
Shares of common stock.......................     1,630,310         499,404             --
Additional paid in capital...................    25,271,364       7,730,088             --

NOTE 12.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values of the Company's financial instruments approximate their carrying values due to the pricing and terms of these instruments and/or their short term nature, except for the convertible subordinated debentures for which fair value at December 31, 1996, is $25,867,505, based on the quoted market price.

NOTE 13.  COMMITMENTS AND CONTINGENCIES

     The Company has committed a total of $102.8 million towards the acquisition and construction of real estate properties and providing mortgage financing. As of December 31, 1996, the Company had funded approximately $21.2 million towards these commitments, with the balance of $81.6 million expected to be funded throughout 1997.

NOTE 14.  SUBSEQUENT EVENTS

     On January 20, 1997, the Company declared a dividend of $0.465 per share to the holders of common stock on February 3, 1997. The dividend was paid in cash on February 18, 1997. The dividend related to the quarter ended December 31, 1996.