Form 10-K/A, Exhibit 13
period 1996-12-31
CAPSTONE CAPITAL CORP
filed 1997-08-29
CIK 921767

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

     Depreciation and amortization for the year ended December 31, 1995, totaled $4.7 million, increasing $3.2 million over 1994 depreciation and amortization of $1.5 million. $3.1 million of the increase in depreciation and amortization is due primarily to a full year of depreciation on and amortization of investments made in 1994 and the depreciation on and amortization of additional investments made during 1995. Additionally, $0.2 million of the increase is due to amortization of deferred financing costs related to the issuance of $52 million of convertible debentures issued in March 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires capital in order to fund investments in healthcare properties through sale/leaseback transactions or mortgage financing. To fund these investments, the Company utilizes its cash flow from operations and a combination of long-term and short-term capital including both equity and debt. The Company's long-term capital includes equity securities and convertible debentures. The Company's short-term capital is obtained through the use of its Bank Credit Facility. The Company initially funds investments and working capital needs through borrowings under the Bank Credit Facility, existing cash and cash equivalents, and cash flow from operations. Thereafter, the Company raises capital through issuance of additional long-term and short-term indebtedness or the issuance of its securities in private or public transactions. There can be no assurance that acceptable financing for future investments can be obtained.

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

     The Bank Credit Facility bears interest at a rate chosen by the Company from either the Bank's base rate or the Euro-dollar rate plus a percentage rate ranging from 1.00 Percent to 1.625 percent depending upon the Company s senior debt to consolidated total capital ratio for the preceding fiscal quarter. In addition, the Company pays from 0.20 percent to 0.25 percent per annum on the unused portion of funds available for borrowing under the Bank Credit Facility. The commitment fee percentage is based on the Company s senior debt to total capital ratio.

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

         [Page 5 of the Company's 1996 Annual Report to Shareholders]

                                                                    EXHIBIT 13.2



                           SELECTED FINANCIAL DATA



                                                                                             FOR PERIOD FROM
                                                   YEAR ENDED          YEAR ENDED               INCEPTION
                                                DECEMBER 31, 1996   DECEMBER 31, 1995       DECEMBER 31, 1994
                                                -----------------   -----------------       -----------------
STATEMENT OF INCOME DATA
Revenues......................................    $ 35,952,336        $ 24,707,272            $  8,240,162
Net income....................................      18,913,689           9,708,391               4,762,734
Net income per share..........................            1.71                1.55                    0.80
Weighted average shares outstanding-
  Primary.....................................      11,086,086           6,271,242               5,980,000
  Fully Diluted...............................      13,159,213           8,596,663                       -
OTHER DATA
Funds from operations (1).....................      22,632,815          12,523,303               5,628,243
Dividends distributed.........................      19,206,375          10,641,666               2,541,500
Dividends distributed per share...............            1.81                1.74                   0.425
Net cash provided by operating activities         $ 22,425,344        $ 14,041,287           $   5,168,446
Net cash used in investing activities             (114,399,199)        (74,752,832)           (165,964,043)
Net cash provided by financing activities           92,420,528          61,056,459             161,126,251
BALANCE SHEET DATA
Real estate properties, net...................     303,997,418         207,257,168             151,328,041
Mortgage notes receivable.....................      39,325,621          24,988,753              13,224,230
Total assets..................................     356,695,116         240,624,883             166,363,670
Convertible subordinated debentures...........      17,657,000          43,947,000                       -
Bank credit facility..........................      68,500,000          30,225,000              67,500,000
Mortgage Note Payable.........................      23,228,417                   -                       -
                                                  ------------        ------------            ------------
          Total stockholders' equity..........    $241,555,519        $163,746,655            $ 98,388,985
                                                  ============        ============            ============
--------

(1) Funds from operations ("FFO") represents net income (computed in accordance with generally accepted accounting principles), less gains from sales of property and rental income recognized on a straight-line basis on those leases with scheduled rent increases, plus depreciation and amortization. FFO should not be considered as an alternative to net income or any other generally accepted accounting principle measurement of performance as an indicator of operating performance or as an alternative to cash flows from operations, investing and financing activities as a measure of liquidity. The Company believes that FFO is an important supplemental measure of the operating performance of a REIT's portfolio considering the fact that historical cost accounting implicitly assumes that the value of real estate assets diminishes predictably over time. FFO provides an alternative measurement criteria, exclusive of certain non-cash items included in GAAP income, by which to evaluate the performance of such investments. Additionally, FFO is consistent with measures used by analysts to evaluate the Company and other REITs. The Company therefore discloses FFO, although it is a measurement that is not defined by generally accepted accounting principles. The Company's measure may not be comparable to similarly titled measures used by other REITs. Consequently, the Company's FFO may not provide a meaningful measure of the Company's performance as compared to that of other REITs. FFO is computed as follows:

                                                                                                  For Period From
                                                   Year Ended               Year Ended              Inception to
                                                December 31, 1996        December 31, 1995        December 31, 1994
                                                -----------------        -----------------        -----------------
Net income....................................    $ 18,913,689           $   9,708,391             $  4,762,734
    Add: depreciation and amortization........       6,315,077               4,696,838                1,501,906
    Less: gain on sale of asset...............        (197,191)                      -                        -
    Less: straight-line rental income.........      (2,398,760)             (1,881,926)                (636,397)
                                                  ------------           -------------             ------------
  Funds from operations.......................    $ 22,632,815           $  12,523,303             $  5,628,243

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
                                                   ===========         ===========         ==========

    The accompanying notes are an integral part of this financial statement

                          CAPSTONE CAPITAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                   YEAR ENDED          YEAR ENDED         INCEPTION TO
                                                DECEMBER 31, 1996   DECEMBER 31, 1995   DECEMBER 31, 1994
                                                -----------------   -----------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income..................................    $ 18,913,689        $  9,708,391        $  4,762,734
  Gain from sale of property..................        (197,191)                 --                  --
  Depreciation................................       6,021,811           4,180,868           1,416,574
  Amortization................................         293,267             515,970              85,332
  Increase in accrued rental income...........      (2,398,760)         (1,881,926)           (636,397)
  Construction funding deposit................        (768,423)                 --                  --
  Increase in receivables and other assets....      (1,568,075)           (282,847)           (934,482)
  Increase in accrued expenses and other
     liabilities..............................       2,129,026           1,800,831             474,685
                                                  ------------        ------------        ------------
          Net cash provided by operating
            activities........................      22,425,344          14,041,287           5,168,446
                                                  ------------        ------------        ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of real estate properties.........    (102,025,229)        (60,088,309)       (152,739,813)
Proceeds from sale of properties..............       8,206,289                  --                  --
Investment in mortgage notes receivable.......     (22,769,689)        (11,764,523)        (13,224,230)
Collections on mortgage notes receivable......       2,189,430                  --                  --
Payment of earnest money deposit..............              --          (2,900,000)                 --
                                                  ------------        ------------        ------------
          Net cash used in investing
            activities........................    (114,399,199)        (74,752,832)       (165,964,043)
                                                  ------------        ------------        ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in bank credit facility...      38,275,000         (37,275,000)         67,500,000
Proceeds from mortgage note payable...........      19,907,321                  --                  --
Principal payments on mortgage note payable...         (71,583)                 --                  --
Proceeds from issuance of common stock........      56,028,500          62,531,250          97,788,000
Costs related to issuance of common stock.....      (3,263,971)         (3,882,543)         (1,427,772)
Proceeds from issuance of convertible
  subordinated debentures.....................              --          52,000,000                  --
Financing costs related to issuance of
  convertible subordinated debentures.........              --          (2,017,934)                 --
Capital contributions from minority
  interests...................................         687,611             430,711                  --
Payment of dividends..........................     (19,206,375)        (10,641,666)         (2,541,500)
Proceeds from dividend reinvestment plan......          64,025               6,108                  --
Increase in loans to finance stock
  purchases...................................              --             (94,467)           (192,477)
                                                  ------------        ------------        ------------
          Net cash provided by financing
            activities........................      92,420,528          61,056,459         161,126,251
                                                  ------------        ------------        ------------
Increase in cash..............................         446,673             344,914             330,654
Cash, beginning of period.....................         675,568             330,654                  --
                                                  ------------        ------------        ------------
Cash, end of period                               $  1,122,241        $    675,568        $    330,654
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

     Impairment of Assets -- In 1996 the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Statement establishes accounting standards for the impairment of long-lived assets, certain identified intangibles and goodwill related to those assets. There was no effect on the financial statements from the adoption since the Company does not consider any of its assets to be impaired. Under provisions of the Statement, impairment losses are recognized when expected future cash flows are less than the asset's carrying value. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of its properties and intangibles in relation to the operating performance and future undiscounted cash flows of the underlying property. The Company adjusts the net book value of the underlying assets if the sum of the expected future cash flow is less than book value.

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

                          CAPSTONE CAPITAL CORPORATION

     Prior Year Reclassifications -- Certain classifications have been made to the 1995 and 1994 financial statements to conform to the current year presentation.

NOTE 3.  REAL ESTATE PROPERTIES

     As of December 31, 1996, the Company had investments in 44 leased real estate properties totaling $302.6 million. These real estate properties consist of sixteen ancillary hospital facilities, ten physician clinics, six ambulatory surgery facilities, four inpatient rehabilitation facilities, three outpatient rehabilitation facilities, two comprehensive mental health hospitals, two sub-acute care facilities, and one skilled nursing facility. The properties are located in thirteen states and are leased to ten healthcare-related entities or their subsidiaries pursuant to long-term leases. In addition, the Company has invested approximately $12.7 million in eleven development projects at various stages of completion. The Company has remaining commitments of approximately $67.2 million for development projects completion and expects all projects to be completed by the end of 1997.

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

                          CAPSTONE CAPITAL CORPORATION

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

NOTE 6.  BANK CREDIT FACILITY

     On June 24, 1996, the Company completed an amendment and restatement of its unsecured line of credit ("Bank Credit Facility") which provides for an increase to $150 million from its previous principal amount of $100 million, an extension of the term to June 24, 1999 from June 22, 1997, and an adjustment in the determination of the interest rate. The Bank Credit Facility is participated in by a consortium of eight banks. At December 31, 1996, the Company had drawn $68,500,000 against the Bank Credit Facility for the purchase of real estate properties and the funding of mortgage loans.

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

NOTE 7.  CONVERTIBLE SUBORDINATED DEBENTURES

     As of December 31, 1996, the Company had $17,657,000 aggregate principal amount of 10.50% Convertible Subordinated Debentures ("Debentures") outstanding.

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

                          CAPSTONE CAPITAL CORPORATION

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

NOTE 12.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values of the Company's financial instruments approximate their carrying values except for the convertible subordinated debentures for which fair value at December 31, 1996, is $25,867,505, based on the quoted market price.

     The following methods and assumptions were used by the Company in estimating the fair value of its financial investments:

     Cash and Cash equivalents -- The carrying amount approximates fair value because of the short maturities of such instruments.

     Mortgage notes receivable -- The fair value of mortgage notes receivable has been estimated using discounted cash flows. The discount rate used to estimate the present value of these loans was based on interest rates currently being charged on comparable loans as to credit risk and term.

     Convertible subordinated debentures -- Fair value is based on quoted market prices at the reporting date.

     Bank credit facility -- The carrying amount of the Company's borrowings under a bank credit facility approximates fair value.

     Mortgage notes payable -- The fair value of long term debt has been estimated using discounted cash flow which was based on current borrowing rates for similar types of borrowing arrangements with comparable term and maturities.

NOTE 13.  COMMITMENTS AND CONTINGENCIES

     The Company has committed a total of $102.8 million towards the acquisition and construction of real estate properties and providing mortgage financing. As of December 31, 1996, the Company had funded approximately $21.2 million towards these commitments, with the balance of $81.6 million expected to be funded throughout 1997.

                          CAPSTONE CAPITAL CORPORATION

NOTE 14.  SUBSEQUENT EVENTS

     On January 20, 1997, the Company declared a dividend of $0.465 per share to the holders of common stock on February 3, 1997. The dividend was paid in cash on February 18, 1997. The dividend related to the quarter ended December 31, 1996.