Form 10-K/A, Exhibit 13
period 1996-12-31
CAPSTONE CAPITAL CORP
filed 1997-09-16
CIK 921767

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


     During March 1995, the Company sold $52 million aggregate principal amount of 10.50% Debentures due 2002. The net offering proceeds were used to reduce the outstanding balance of the Company's Bank Credit Facility. As of December 31, 1996, a total of $34.3 million in the principal amount of the debentures had been converted into 2.1 million common shares resulting in a decrease of $34.3 million in the debentures and an increase of $34.3 million in stockholders equity. The Company intends to repay any 10.50% Debentures that remain outstanding when such securities mature in 2002 from borrowings under the Bank Credit Facility or from the sale of debt or equity securities.


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