Form 10-K/A, Exhibit 13
period 1996-12-31
CAPSTONE CAPITAL CORP
filed 1997-09-26
CIK 921767

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
                                                   ===========         ===========         ==========

    The accompanying notes are an integral part of this financial statement

                          CAPSTONE CAPITAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                   YEAR ENDED          YEAR ENDED         INCEPTION TO
                                                DECEMBER 31, 1996   DECEMBER 31, 1995   DECEMBER 31, 1994
                                                -----------------   -----------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income..................................    $ 18,913,689        $  9,708,391        $  4,762,734
  Gain from sale of property..................        (197,191)                 --                  --
  Depreciation................................       6,021,811           4,180,868           1,416,574
  Amortization................................         293,267             515,970              85,332
  Increase in accrued rental income...........      (2,398,760)         (1,881,926)           (636,397)
  Construction funding deposit................        (768,423)                 --                  --
  Increase in receivables and other assets....      (1,568,075)           (282,847)           (934,482)
  Increase in accrued expenses and other
     liabilities..............................  2,129,026.....           1,800,831             474,685
                                                  ------------        ------------        ------------
          Net cash provided by operating
            activities........................      22,425,344          14,041,287           5,168,446
                                                  ------------        ------------        ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of real estate properties.........    (102,025,229)        (60,088,309)       (152,739,813)
Proceeds from sale of properties..............       8,206,289                  --                  --
Investment in mortgage notes receivable.......     (22,769,689)        (11,764,523)        (13,224,230)
Collections on mortgage notes receivable......       2,189,430                  --                  --
Payment of earnest money deposit..............              --          (2,900,000)                 --
                                                  ------------        ------------        ------------
          Net cash used in investing
            activities........................    (114,399,199)        (74,752,832)       (165,964,043)
                                                  ------------        ------------        ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in bank credit facility...      38,275,000         (37,275,000)         67,500,000
Proceeds from mortgage note payable...........      19,907,321                  --                  --
Principal payments on mortgage note payable...         (71,583)                 --                  --
Proceeds from issuance of common stock........      56,028,500          62,531,250          97,788,000
Costs related to issuance of common stock.....      (3,263,971)         (3,882,543)         (1,427,772)
Proceeds from issuance of convertible
  subordinated debentures.....................              --          52,000,000                  --
Financing costs related to issuance of
  convertible subordinated debentures.........              --          (2,017,934)                 --
Capital contributions from minority
  interests...................................         687,611             430,711                  --
Payment of dividends..........................     (19,206,375)        (10,641,666)         (2,541,500)
Proceeds from dividend reinvestment plan......          64,025               6,108                  --
Increase in loans to finance stock
  purchases...................................              --             (94,467)           (192,477)
                                                  ------------        ------------        ------------
          Net cash provided by financing
            activities........................      92,420,528          61,056,459         161,126,251
                                                  ------------        ------------        ------------
Increase in cash..............................         446,673             344,914             330,654
Cash, beginning of period.....................         675,568             330,654                  --
                                                  ------------        ------------        ------------
Cash, end of period                               $  1,122,241        $    675,568        $    330,654
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