Form 10-K, Exhibit 13
period 1997-12-31
CAPSTONE CAPITAL CORP
filed 1998-03-31
CIK 921767

                                                                    EXHIBIT 13.1

CAPSTONE CAPITAL CORPORATIONS

Selected Financials
As of December 31, 1997

                   Selected Consolidated Financial Information

                                                       Year Ended          Year Ended          Year Ended
                                                    December 31, 1997   December 31, 1996   December 31, 1995
STATEMENT OF INCOME DATA
Revenues                                              $ 57,178,471        $ 35,952,336        $ 24,707,272
Net income                                              28,881,153          18,913,689           9,708,391
Net income per share                                          1.76                1.71                1.55
Weighted average shares outstanding-Basic               15,760,437          11,086,096           6,271,242
                                    Diluted             16,346,322          13,159,213           8,596,663

OTHER DATA
Funds from operations(1)                                33,634,522          22,632,815          12,523,303
Dividends distributed                                   30,465,678          19,206,375          10,641,666
Dividends distributed per share                               1.89                1.81                1.74
Net cash provided by operating activities               41,584,027          22,166,593          14,041,287
Net cash used in investing activities                  361,491,935         114,140,448          74,752,832
Net cash provided by financing activities              320,755,748          92,420,528          61,056,459

BALANCE SHEET DATA
Real estate properties, net                            526,046,734         303,997,418         207,257,168
Mortgage notes receivable                              170,065,886          39,325,621          24,988,753
Total assets                                           723,290,927         356,695,116         240,624,883
Convertible subordinated debentures                     72,684,370          17,657,000          43,947,000
Bank credit facility                                   172,950,000          68,500,000          30,225,000
Mortgage notes payable                                  56,944,397          23,228,417                  --
Total stockholders' equity                             372,233,067         241,555,519         163,746,655



(1) Funds from operations("FFO") represents net income (computed in accordance with generally accepted accounting principles), less undeclared preferred stock dividends, gains from sale of property and rental income recognized on a straight-line basis on those leases with scheduled rent increases, plus depreciation and amortization. FFO should not be considered as an alternative to net income or any other generally accepted accounting principle measurement of performance as an indicator of operating performance or as an alternative to cash flows from operations, investing and financing activities as a measure of liquidity. The Company believes that FFO is an important supplemental measure of the operating performance of a REIT's portfolio considering the fact that historical cost accounting implicitly assumes that the value of real estate assets diminishes predictably over time. FFO provides an alternative measurement criteria, exclusive of certain non-cash items included in GAAP income, by which to evaluate the performance of such investments. Additionally, FFO is consistent with measures used by analysts to evaluate the company and other REITs. The Company therefore discloses FFO, although it is a measurement that is not defined by generally accepted accounting principles. The Company's measure may not be comparable to similarly titled measures used by other REITs. Consequently, the Company's FFO may not provide a meaningful measure of the Company's performance as compared that of other REITs. FFO is computed as shown:


                                                       Year Ended          Year Ended          Year Ended
                                                      Dec. 31, 1997       Dec. 31, 1996       Dec. 31, 1995

Net income available to common shareholders           $ 27,771,778        $ 18,913,689        $  9,708,391
     Add:  depreciation and amortization                 9,484,540           6,315,077           4,696,838
     Add:  stock-based compensation                        116,375                  --                  --
     Less:  gains on sale of assets                              0            (197,191)                 --
     Less:  straight-line rental income                 (3,183,509)         (2,398,760)         (1,881,926)
     Less:  undeclared preferred stock dividends          (554,662)                 --                  --
                                                       -----------          -----------         -----------
Funds from operations                                  $33,634,522          $22,632,815         $12,523,303