Form 10-K, Exhibit 13
period 1997-12-31
CAPSTONE CAPITAL CORP
filed 1998-03-31
CIK 921767

                                                                    EXHIBIT 13.2

                            MANAGEMENT'S DISCUSSION

OVERVIEW

         The Company is an indefinite life REIT which was incorporated in Maryland on March 31, 1994. The Company commenced operations on June 30, 1994, with the receipt of proceeds from the sale of 5,980,000 shares of common stock. The Company invests in a diversified portfolio of income-producing, healthcare-related real estate, which it leases, and provides mortgage financing to healthcare operators. The Company believes that it is an important source of capital for the healthcare industry and intends to continue investing in a high quality portfolio of properties managed by established operators of rehabilitation, alternate-site care, long-term care and acute-care facilities. The Company diversifies its portfolio by operator, geography, facility type and healthcare industry segment. The Company's primary objective is to provide current income for distribution to stockholders.

         The Company incurs operating and administrative expenses, principally compensation expense for its officers and other employees, office rent and occupancy costs and various expenses incurred in connection with acquiring additional facilities or providing additional mortgage financing. The Company is "self-administered" and managed by its executives and staff, and does not engage a separate advisor for administrative or investment services, although the Company does engage legal, accounting, tax and financial advisors from time to time. All taxes, maintenance and other operating costs associated with leased properties are generally paid by the lessees. The Company intends to continue to declare and pay quarterly dividends to its stockholders in amounts not less than the amounts required to maintain REIT status under the Internal Revenue Code. The Company's ability to pay dividends will depend upon its cash available for distribution.

RESULTS OF OPERATIONS

Year Ended 1997 compared to the Year Ended 1996

         In 1997, the Company reported net income of $28.9 million, or $1.76 basic earnings per common share and $ 1.75 diluted earnings per common share, compared to $18.9 million, or $1.71 basic earnings per common share and $ 1.68 diluted earnings per common share in 1996. The increase in net income is attributable to increases in rental and mortgage income from property acquisitions and additional mortgage fundings. However, a portion of the revenue from significant acquisitions in 1997 was offset by a $6 million increase in interest expense.

         Total income increased $21.2 million, or 58.9%, to $57.2 million in 1997 over the previous year's total income of $36.0 million. The increase is due primarily to rental income increasing $14.2 million in 1997 to $46.2 million from 1996's total of $32.0 million. The Company acquired 39 additional properties during the year and also recognized a full year's rental income on eight properties acquired in 1996. Additionally, mortgage interest income increased $7.0 million, or 221.2%, to $10.1 million in 1997 from $3.2 million in 1996 due to net mortgage fundings of $130.7 million during 1997.

         Total expenses in 1997 were $28.3 million compared to $17.0 million in 1996, an increase of $11.3 million or 66.0%. This is primarily attributable to an increase in interest expense of $6.0 million resulting from the issuance of $74.8 million principal amount in 6.55% debentures and $104.4 million of draws against the Bank Credit Facility. Depreciation expense increased $2.8 million in 1997 resulting from the Company's acquisition of 39 properties during the year and the recognition of a full year's depreciation expense on the eight properties that were acquired in 1996. General and administrative expenses also increased $1.2 million due to the growth in the number of employees and associated benefits.

Year Ended 1996 compared to the Year Ended 1995

         In 1996, the Company reported net income of $18.9 million, or $1.71 basic earnings per common share and $1.68 diluted earnings per common share, compared to $9.7 million, or $1.55 basic earnings per common share and $1.55 diluted earnings per common share in 1995. The increase in net income is attributable to increases in rental and mortgage income from property acquisitions and additional mortgage fundings, while total interest expense experienced only a minor increase due to conversions of the Company's debentures to common stock and a decrease in the weighted average interest rate of the Bank Credit Facility during 1996.

         Total income increased $11.3 million, or 45.5%, to $36.0 million in 1996 over the previous year's total income of $24.7 million. The increase is due primarily to rental income increasing $9.2 million in 1996 to $32.0 million from 1995's total of $22.8 million. The Company acquired eight additional properties during the year and also recognized a full year's rental income on the twelve properties acquired in 1995. Additionally, mortgage interest income increased $1.4 million, or 73.6%, to $3.2 million in 1996 from $1.8 million in 1995 due to additional mortgage fundings of $14.5 million during 1996.

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

LIQUIDITY AND CAPITAL RESOURCES

         The Company requires capital in order to fund investments in healthcare properties through sale/leaseback transactions or mortgage financings. To fund these investments, the Company utilizes its cash flow from operations and a combination of long-term and short-term capital including both equity and debt. The Company's long-term capital includes equity securities, convertible debentures, and conventional fixed-rate debt. The Company's short-term capital is obtained through the use of its Bank Credit Facility. The Company initially funds investments and working capital needs through borrowings under the Bank Credit Facility and Short-Term Credit Facility, existing cash and cash equivalents and cash flow from operations. Thereafter, the Company raises capital through issuance of additional long-term and short-term indebtedness or the issuance of its securities in private or public transactions. There can be no assurance that acceptable financing for future investments can be obtained.

         During the year ended December 31, 1997, the Company invested approximately $230.8 million to acquire or construct real estate assets and invested approximately $140.9 million in mortgage loans to healthcare providers. As of December 31, 1997, the Company's investments totaled $716.1 million, consisting of real estate properties of $486.1 million, real estate development projects of $59.9 million and mortgage notes receivable of $170.1 million. These real estate properties consist of seventeen ancillary hospital facilities, eighteen physician clinics, six ambulatory surgery facilities, six inpatient rehabilitation facilities, three outpatient rehabilitation facilities, two comprehensive mental health hospitals, two sub-acute care facilities, five integrated delivery facilities, nine skilled nursing facilities and fifteen assisted living facilities. The properties are located in nineteen states and are leased to seventeen healthcare-related entities or their subsidiaries pursuant to long-term leases. There are nineteen real estate development projects with nine healthcare operators consisting of fifteen assisted living facilities, three integrated delivery facilities, and one physician clinic. The mortgage notes receivable are secured by the real estate of thirty skilled nursing facilities, thirty-five assisted living facilities, one acute-care hospital, one ambulatory surgery facility, one ancillary hospital facility, and one specialty hospital, which are operated by thirty-four healthcare operators.

         During March 1995, the Company sold $52 million aggregate principal amount of 10.50% Convertible Subordinated Debentures (10.50% Debentures) due 2002. The net offering proceeds were used to reduce the outstanding balance of the Company's Bank Credit Facility. As of December 31, 1996, a total of $34.3 million in the principal amount of the debentures had been converted into 2.1 million common shares, resulting in a decrease of $34.3 million in the debentures and an increase of $34.3 million in stockholders' equity.

         During October 1995 the Company filed a registration statement ("Shelf-Registration") with the Securities and Exchange commission to enable the Company to offer up to an aggregate of $250,000,000 in debt securities, preferred stock and common stock at prices and terms to be determined at the time of sale. In December 1995, the Company sold 3.45 million shares of common stock at a per share price of $18.125. The net offering proceeds of $58.6 million were used to reduce the outstanding balance of the Company's Bank Credit Facility. Additionally, in November 1996, the Company sold 2.68 million shares of common stock at a per share price of $20.875. The net offering proceeds of $52.8 million were also used to reduce the outstanding balance of the Company's Bank Credit Facility.

         In June 1996, the Company completed an amendment and restatement of its unsecured line of credit (Bank Credit Facility), increasing the principal amount to $150 million from its previous principal amount of $100 million, extending the term to June 24, 1999, from its previous term of June 22, 1997, and adjusting the determination of the interest rate. At December 31, 1996, the outstanding balance of the Bank Credit Facility was $68.5 million with a weighted average interest rate of 6.82%. The maximum availability at year end was $81.5 million.

         On September 18, 1997, the Company completed an amendment to its unsecured line of credit ("Bank Credit Facility") which provides for an increase to $180 million from its previous principal amount of $150 million at December 31, 1996. The Bank Credit Facility is participated in by a consortium of eight banks and is available until June 24, 2000. At December 31, 1997, the Company had drawn $172,950,000 against the Bank Credit Facility for the purchase of real estate properties and the funding of mortgage loans.

         Borrowings under the amended and restated Bank Credit Facility bear an interest rate chosen by the Company from either the Bank's base rate or the Eurodollar rate plus a percentage rate ranging from 1.00 percent to 1.625 percent depending upon the Company's senior debt to consolidated total capital ratio for the preceding fiscal quarter. During September of 1997, the Company entered into an interest rate swap ("Swap") agreement with NationsBank which, beginning March 1998, effectively fixed the base rate at 5.959 percent on a $50 million notional amount of borrowings under the Bank Credit Facility. The Swap will be effective until March 2003 unless NationsBank elects to cancel at the three year anniversary of the Swap during March 2001.

         The Bank Credit Facility contains certain representations, warranties, financial and other covenants customary in such loan agreements.

         The Bank Credit Facility is unsecured; however, upon the occurrence of an event of default under the Bank Credit Facility, at the option of the lenders, the Bank Credit Facility may become secured by a significant portion of the assets of the Company, including certain of the leased properties and mortgage notes receivable.

         On December 4, 1997, the Company obtained a $40 million Short-Term Credit Facility from NationsBank primarily for purposes of funding investments. Borrowings under the Short-Term Credit Facility bear interest at the Eurodollar rate plus a percentage that varies from 1.00% to 1.625% and are payable on or before April 3, 1998. At December 31, 1997 the outstanding balance under the Short-Term Credit Facility was approximately $27,500,000.

         There can be no assurances that the lenders will renew the Bank Credit Facility or the Short-Term Credit Facility on terms favorable to the Company or that the Company will be able to refinance at that time.

         As of December 31, 1997, a total of $13.6 million in the principal amount of the 10.50 % Debentures had been converted into 845,391 common shares resulting in a decrease of $13.6 million in the debentures and an increase of $13.6 million in stockholders' equity.

         During March 1997, the Company issued $74,750,000 aggregate principal amount of 6.55% Convertible Subordinated Debentures (the " 6.55 % Debentures"). The 6.55% Debentures are due on March 14, 2002 and were issued at a price of $903 per $1,000 principal amount at maturity, which represents an original issue discount of 9.70% from the principal amount thereof which is payable at maturity. Interest on the 6.55% Debentures is payable March 14 and September 14 in each year, and commenced on September 14, 1997. Such rate of interest and accrual of original issue discount represents a yield to maturity of 9.00% per annum (computed on a semiannual bond equivalent basis). The 6.55% Debentures are convertible into common stock of the Company at any time before maturity at an initial conversion ratio of 39.4754 shares of common stock for each $1,000 principal amount of 6.55% Debentures, subject to adjustment in certain events. As of December 31, 1997 there had been no conversions of the 6.55 % Debentures.

         During June 1997, the Company raised net proceeds of $29.9 million with the sale of 1.3 million shares of common stock at $24.25. During July 1997, the Underwriter exercised its option to purchase an additional 155,400 share for net proceeds of $3.6 million, which was used to reduce the Bank Credit Facility. Also during July 1997, the Company filed a registration statement ("Shelf Registration") with the Securities and Exchange Commission to enable the Company to offer up to an aggregate of $500,000,000 in debt securities, preferred stock, common stock, and warrants to purchase any of the foregoing securities at prices and terms to be determined at the time of sale.

         During September 1997, the Company raised net proceeds of $72.2 million with the sale of 3.0 million shares of 8.875% Series A cumulative preferred stock ("Preferred Stock") at $25.00 per share. The dividends are cumulative from the date of original issue and are payable quarterly, commencing on December 15, 1997. Except in certain circumstances relating to the Company's qualifications as a REIT, the Preferred Stock is not redeemable prior to September 30, 2002. On or after September 30, 2002, the

Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus accrued and unpaid dividends, if any, thereon to the redemption date. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) shall be payable solely out of the sale proceeds of other stock of the Company, which may include other series of the Company's preferred stock, par value $.001 per share, and from no other source. The Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company except in certain circumstances relating to the Company's qualification as a REIT.

         In December 1997, the Company sold 615,385 shares of common stock at a per share price of $24.375 The net offering proceeds of $14.3 million were also used to reduce the outstanding balance of the Company's Bank Credit Facility.

         The Company has a dividend reinvestment and stock purchase plan ("Plan") under which participants can automatically reinvest all or a portion of the cash dividends in shares of the Company's common stock and can make voluntary cash payments for additional shares. Under the Plan, the Company had received $ 155,413 for the twelve months ended December 31, 1997 in exchange for 6,747 shares of common stock.

COMMITMENTS

         The Company has committed a total of $228.3 million towards the acquisition and construction of real estate properties and providing mortgage financing. As of December 31, 1997, the Company had funded approximately $104.0 million towards these commitments, with the balance of $124.3 million expected to be funded throughout 1998. Financing for these commitments may be provided by funds from operations, borrowings under the Bank Credit Facility or the Short-Term Credit Facility, or private placements or public offerings of debt or equity.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Any statement contained in this report which is not a historical fact, or which might otherwise be considered an opinion or projection concerning the Company or its business, whether express or implied, is meant as and should be considered a forward-looking statement as that term is defined in the Private Securities Litigation Reform Act of 1996. Forward-looking statements are based on assumptions and opinions concerning a variety of known and unknown risks, including but not necessarily limited to changes in market conditions, natural disasters and other catastrophic events, increased competition, changes in availability and cost of reinsurance, changes in governmental regulations, and general economic conditions, as well as other risks more completely described in the Company's filings with the Securities and Exchange Commission. If any of these assumptions or opinions may also prove materially incorrect, any forward-looking statements made on the basis of such assumptions or opinions may also prove materially incorrect in one or more respects.