Form 10-K, Exhibit 13
period 1997-12-31
CAPSTONE CAPITAL CORP
filed 1998-03-31
CIK 921767

                                                                    EXHIBIT 13.3

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Capstone Capital Corporation:

     We have audited the accompanying consolidated balance sheets of Capstone Capital Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Capstone Capital Corporation as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                    /s/ KPMG PEAT MARWICK LLP

Birmingham, Alabama
January 20, 1998

                          CAPSTONE CAPITAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS

ASSETS                                                Dec. 31, 1997       Dec. 31, 1996
                                                      -------------       -------------
Real estate properties
     Land                                             $  46,655,843       $  30,952,673
     Land improvements                                    2,350,309           2,350,309
     Buildings and improvements                         435,836,254         269,261,047
     Personal property                                    1,264,201                   -
     Construction in progress                            59,864,216          12,650,780
                                                      -------------       -------------
                                                        545,970,823         315,214,809
     Less accumulated depreciation                      (19,924,089)        (11,217,391)
                                                      -------------       -------------
         Real estate properties, net                    526,046,734         303,997,418

Mortgage notes receivable                               170,065,886          39,325,621
Cash                                                      1,970,081           1,122,241
Accrued rental income                                     7,873,485           4,689,976
Other assets                                             17,334,741           7,559,860
                                                      -------------       -------------
Total assets                                          $ 723,290,927       $ 356,695,116
                                                      =============       =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
     Convertible subordinated debentures              $  72,684,370       $  17,657,000
     Bank credit facility                               172,950,000          68,500,000
     Mortgage notes payable                              56,944,397          23,228,417
     Short term credit facility                          27,500,000                   -
     Accrued expenses and other liabilities              20,979,093           5,754,180
                                                      -------------       -------------
                                                        351,057,860         115,139,597
                                                      -------------       -------------
Total liabilities

Stockholders' equity
     Preferred stock, $.001 par value,
         10,000,000 shares authorized;
         3,000,000 issued                                     3,000                   -
     Common stock, $.001 par value,
         50,000,000 shares authorized;
         17,337,608 and 14,247,947 shares
         issued                                              17,337              14,247
     Additional paid-in-capital                         376,891,745         240,832,943
     Loans to officers to finance stock purchases          (190,763)           (286,944)
     Unearned restricted stock compensation                (539,000)                  -
     Retained earnings (deficit)                           (589,252)            995,273
                                                      -------------       -------------
                                                        375,593,067         241,555,519
     Less common stock in treasury; 140,000 shares        3,360,000                   -
                                                      -------------       -------------
     Total stockholders' equity                         372,233,067         241,555,519
                                                      -------------       -------------
Total liabilities and stockholders' equity            $ 723,290,927       $ 356,695,116
                                                      =============       =============

     The accompanying notes are an integral part of this financial statement

                          CAPSTONE CAPITAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                 Year ended         Year ended          Year ended
                                                             December 31, 1997  December 31, 1996   December 31, 1995
                                                             -----------------  -----------------   -----------------
     Revenues:

         Rental income                                          $46,160,068         $31,959,674         $22,774,371
         Mortgage interest income                                10,147,896           3,159,228           1,819,725
         Gain from sale of property                                       -             197,191                   -
         Other income                                               870,507             636,243             113,176
                                                                -----------         -----------         -----------

          Total income                                           57,178,471          35,952,336          24,707,272
                                                                -----------         -----------         -----------

     Expenses:

         General and administrative                               2,902,375           1,669,678           1,515,130
         Depreciation                                             8,781,460           6,021,811           4,180,868
         Amortization                                               703,080             293,267             515,970
         Interest (net of $2,612,777 capitalized in 1997,
             $552,686 in 1996, and $466,668 in 1995)             14,767,309           8,812,170           8,786,913
         Property operations                                      1,143,094             241,721                   -
                                                                -----------         -----------         -----------

         Total expenses                                          28,297,318          17,038,647          14,998,881
                                                                -----------         -----------         -----------

     Net income                                                 $28,881,153         $18,913,689         $ 9,708,391
                                                                ===========         ===========         ===========

     Earnings Per Share- Basic                                  $      1.76         $      1.71         $      1.55
                                                                ===========         ===========         ===========

     Earnings Per Share- Diluted                                $      1.75         $      1.68         $      1.55
                                                                ===========         ===========         ===========

     Weighted Averages Shares
       Outstanding- Basic                                        15,760,437          11,086,096           6,271,242
                                                                ===========         ===========         ===========

     Weighted Averages Shares
       Outstanding-Diluted                                       16,346,322          13,159,213           8,597,663
                                                                ===========         ===========         ===========


     The accompanying notes are an integral part of this financial statement

                          CAPSTONE CAPITAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                             Year ended               Year ended            Year ended
                                                         December 31, 1997        December 31, 1996       December 31, 1995
                                                         -----------------        -----------------       -----------------
Cash flows from operating activities:
    Net income                                             $  28,881,153               18,913,689            $  9,708,391
    Gain from sale of property                                         -                 (197,191)                      -
    Depreciation                                               8,781,460                6,021,811               4,180,868
    Amortization                                                 703,080                  293,267                 515,970
    Amortization of debenture original issue discount          1,160,120                        -                       -
    Earned compensation for restricted stock                     116,375                        -                       -
    Increase in accrued rental income                         (3,183,509)              (2,398,760)             (1,881,926)
    Construction funding deposit                                       -                 (768,423)                      -
    Increase in receivables and other assets                  (9,016,913)              (1,826,826)               (282,847)
    Increase in accrued expenses and other liabilities        14,142,261                2,129,026               1,800,831
                                                           -------------            -------------            ------------

    Net cash provided by operating activities                 41,584,027               22,166,593              14,041,287
                                                           -------------            -------------            ------------

Cash flows from investing activities:
    Acquisition of real estate properties                   (230,751,670)            (102,025,229)            (60,088,309)
    Proceeds from sale of properties                                   -                8,206,289                       -
    Investment in mortgage notes receivable                 (140,888,161)             (22,496,689)            (11,764,523)
    Collections on mortgage notes receivable                  10,147,896                2,175,181                       -
    Payment of earnest money deposit                                   -                        -              (2,900,000)
                                                           -------------            -------------            ------------
    Net cash used in investing activities                   (361,491,935)            (114,140,448)            (74,752,832)
                                                           -------------            -------------            ------------

Cash flows from financing activities:
     Increase(decrease) in bank credit facility              104,450,000               38,275,000             (37,275,000)
     Proceeds from mortgage note payable                      34,099,999               19,907,321                       -
     Principal payments on mortgage note payable                (384,019)                 (71,583)                      -
     Proceeds from short-term credit facility                 27,500,000                        -                       -
     Proceeds from issuance of common stock                   52,718,141               56,028,500              62,531,250
     Costs related to common stock offering                   (2,758,473)              (3,263,971)             (3,882,543)
     Proceeds from issuance of preferred stock                75,000,000                        -                       -
     Costs related to preferred stock offering                (2,812,500)                       -                       -
     Proceeds from issuance of convertible
          subordinated debentures                             67,499,250                        -              52,000,000
     Financing costs related to issuance of
          convertible subordinated debentures                 (2,065,225)                       -              (2,017,934)
     Capital contributions from minority interests             2,211,947                  687,611                 430,711
     Distributions to minority interest                       (1,129,295)                       -                       -
     Payment of dividends                                    (30,465,678)             (19,206,375)            (10,641,666)
     Proceeds from dividend reinvestment plan                    155,413                   64,025                   6,108
     Purchase of treasury stock                               (3,360,000)                       -                       -
     Decrease (increase) in loans to finance
      stock purchases                                             96,181                        -                 (94,467)
                                                           -------------            -------------            ------------

Net cash provided by financing activities                    320,755,748               92,420,528              61,056,459
                                                           -------------            -------------            ------------

Increase in cash                                                 847,840                  446,673                 344,914
     Cash, beginning of period                                 1,122,241                  675,568                 330,654
                                                           -------------            -------------            ------------

     Cash, end of period                                   $   1,970,081            $   1,122,241            $    675,568
                                                           =============            =============            ============


     The accompanying notes are an integral part of this financial statement

                          CAPSTONE CAPITAL CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                  Loans to
                                                                officers to
                                                    Additional    finance      Retained    Unearned
                                Common  Preferred    paid-in       stock       earnings   restricted    Treasury
                                stock     stock      capital      purchases     deficit      stock        stock         Total
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994    $5,988       --     96,354,248   (192,477)     2,221,234          --            --     98,388,985
  Conversion of debentures to
    common stock less related
    cost of $323,296               499       --      7,730,088         --             --          --            --      7,730,587
  Sale of 3,450,000 shares
    less related expenses
    of $3,882,543                3,450       --     58,645,267         --             --          --            --     58,648,717
  Shares issued under the
    dividend reinvestment plan      --       --          6,108         --             --          --            --          6,108
  Loans to officers                 --       --             --    (94,467)            --          --            --        (94,467)
  Net income                        --       --             --         --      9,708,391          --            --      9,708,391
  Dividends paid
    ($1.74 per share)               --       --             --         --    (10,641,666)         --            --    (10,641,666)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995     9,929       --    162,735,711   (286,944)     1,287,959          --            --    163,746,655
  Conversion of debentures to
    common stock less related
    cost of $1,017,004           1,630       --     25,271,366         --             --          --            --     25,272,996
  Sale of 2,684,700 shares
    less related expenses
    of $3,263,971                2,685       --     52,761,844         --             --          --            --     52,764,529
  Shares issued under the
    dividend reinvestment plan       3       --         64,022         --             --          --            --         64,025
  Net income                        --       --             --         --     18,913,689          --            --     18,913,689
  Dividends paid
    ($1.81 per share                --       --             --         --    (19,206,375)         --            --    (19,206,375)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996    14,247       --    240,832,943   (286,944)       995,273          --            --    241,555,519
  Conversion of debentures to
    common stock less related
    cost of $525,071               845       --     13,106,084         --             --          --            --     13,106,929
  Sale of 2,070,785 shares
    less related expenses
    of $278,084                  2,071       --     47,544,346         --             --          --            --     47,546,417
  Shares issued under the
    dividend reinvestment plan       7       --        155,413         --             --          --            --        155,420
  Issuance of 3,000,000 shares
    of preferred stock less
    expenses of $2,812,500          --    3,000     72,184,500         --             --          --            --     72,187,500
  Loan repayments                   --       --             --     96,181             --          --            --         96,181
  Issuance of 140,000 shares
    under stock option plan        140       --      2,413,111         --             --          --            --      2,413,251
  Acquisition of 140,000
    treasury shares                 --       --             --         --             --          --    (3,360,000)    (3,360,000)
  Issuance of restricted
    stock                           27       --        655,348         --             --    (655,375)           --             --
  Amortization of deferred
    compensation under
    restricted stock plan           --       --             --         --             --     116,375            --        116,375
  Net income                        --       --             --         --     28,881,153          --            --     28,881,153
  Dividends paid
    ($1.89 per share)               --       --             --         --    (30,465,678)         --            --    (30,465,678)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997   $17,337    3,000    376,891,745   (190,763)      (589,252)   (539,000)   (3,360,000)   372,233,067
=================================================================================================================================



     The accompanying notes are an integral part of this financial statement

                          CAPSTONE CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

NOTE 1. ORGANIZATION

          Capstone Capital Corporation ( the "Company") is an indefinite life real estate investment trust ("REIT") which was incorporated in Maryland on March 31, 1994. The Company commenced operations on June 30, 1994, with the receipt of proceeds from its initial public offering of 5,980,000 shares of common stock. The Company owns healthcare related properties which it leases and it also provides mortgage financing to healthcare operators.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and its majority-owned partnerships. Inter-company accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate Properties - Real estate properties are recorded at cost. Acquisition costs and transaction fees are added to the purchase price. No allowance for investment losses is considered necessary. The cost of real estate properties acquired is allocated between land, land improvements, and buildings and improvements based upon estimated market values at the time of acquisition. Depreciation is provided for on a straight-line basis over an estimated useful life of 40 years for building and improvements and 20 years for land improvements.

Federal Income Taxes - No provision has been made for federal taxes. The Company intends at all times to qualify as a REIT under sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company must distribute at least 95% of REIT taxable income to its stockholders and meet other requirements to continue to qualify as a REIT.

Rental Income - Rental income is recognized as earned over the life of the lease agreements. Certain of the lease agreements provide for scheduled annual rent increases. These rent increases are recognized on a straight-line basis over the term of the lease.

Mortgage Notes Receivable - Notes receivable are recorded at cost, less the related allowance for impaired notes receivable. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a not to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate. Impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense. Cash receipts on impaired notes receivable are applied to reduce the principal amount of such notes until the principal has been recovered and are recognized as interest income, thereafter.

Mortgage Interest Income - Mortgage interest income is recognized based on the interest rates and principal amounts outstanding of the mortgage notes receivable. Certain of the mortgage notes receivable provide for scheduled annual interest rate increases.

Earnings Per Common Share - In March 1997, the FASB issued SFAS No. 128, "Earnings per share." The new standard simplifies the computation of earnings per share and requires the presentation of two new amounts, basic and diluted earnings per share. The Company is required to implement the Standard for the quarter and year ended December 31, 1997. Restatement of all earnings per share amounts is required for all prior periods presented. In addition, SFAS-128 also requires a reconciliation of the numerator and denominator used to compute basic and diluted earnings per share. The following schedule provides the required reconciliation:

(In thousands,
except per share data)                                      1997                1996                1995
----------------------                                      ----                ----                ----
NUMERATOR:
   Net income                                         $     28,881        $     18,914        $      9,708
   Less: Preferred dividends                                (1,109)                  -                   -
   Income available-Basic                                   27,772              18,914               9,708
   Impact of potential dilutive
      securities                                               785               3,219               4,051
   Income available-Diluted                                 28,557              22,133              13,759

DENOMINATOR:
   Weighted avg. outstanding
      shares-Basic                                          15,760              11,086               6,271
    Impact of potential dilutive
      securities                                               546               2,073               2,326
   Weighted avg. outstanding
      shares-Diluted                                        16,346              13,159               8,597

EPS -Basic                                                    1.76                1.71                1.55

EPS- Diluted(1)                                               1.75                1.68                1.55

(1) Excludes the impact of the 10.50% Debentures, due to the antidilutive effect of the "if converted method."

Prior Year Reclassifications - Certain classifications have been made to the 1996 and 1995 financial statements to conform to the current year presentation.

NOTE 3.    REAL ESTATE PROPERTIES

          As of December 31, 1997, the Company had investments in 83 leased real estate properties totaling $486.1 million. These real estate properties consist of 17 ancillary hospital facilities, 18 physician clinics, 6 ambulatory surgery facilities, 6 inpatient rehabilitation facilities, 3 outpatient rehabilitation facilities, 2 comprehensive mental health hospitals, 2 sub-acute care facilities, 5 integrated delivery facilities, 9 skilled nursing facilities and 15 assisted living facilities. The properties are located in 19 states and are leased to 17 healthcare-related entities or their subsidiaries pursuant to long-term leases. In addition, the Company has invested approximately $59.9 million in 19 development projects at various stages of completion. The Company has remaining commitments of approximately $71.2 million for development projects' completion and expects all projects to be completed by the end of 1998.

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

         Lessees that accounted for more than 10 percent of the Company's rental income for the year ended December 31, 1997, were: HEALTHSOUTH Corporation, $15.5 million, Columbia/HCA, $8.8 million, and MedPartners, Inc. $5.4 million.

         Future minimum lease payments for the next five years under the non-cancelable operating leases as of December 31, 1997 are as follows: 1998 - $51,939,220; 1999 - $52,777,976; 2000 - $53,632,279; 2001 - $53,575,853; 2002 -
$54,543,777. These amounts include only those increases in lease payments related to leases that provide for set percentage increases or set minimum increases in the consumer price index. They do not include those increases in lease payments which may occur based on the increase in the consumer price index but without set minimums.

NOTE 4.    MORTGAGE NOTES RECEIVABLE

         As of December 31, 1997, the Company had provided $170.1 million in mortgage financing for 69 properties located in 24 states. The mortgage notes receivable are secured by the real estate of 30 skilled nursing facilities, 35 assisted living facilities, 1 acute-care hospital, 1 ambulatory surgery facility, 1 ancillary hospital facility, and 1 specialty hospital, which are operated by 34 healthcare operators.

        Twenty one of the facilities (3 skilled nursing facilities, 15 assisted living facilities, 1 specialty hospital, 1 ambulatory surgery facility, and 1 ancillary hospital facility) are under construction, and the Company has committed a total of $97.3 million in construction and term loans for these projects. As of December 31, 1997, the Company had advanced a total of $44.1 million toward these financing commitments. The Company expects to disburse the remainder of the committed funds in 1998.

         The Company's mortgage notes receivable require monthly installments of principal and interest, with final payment dates ranging from 2000 to 2021, and bear rates ranging from 10.0% percent to 13.39% percent at December 31, 1997. Each mortgage note receivable provides for the initial interest rates to be increased annually by either a set rate or upon an increase in the consumer price index.

NOTE 5.    MORTGAGE NOTES PAYABLE

         The Company has a non-recourse mortgage note to a life insurance company for a principal amount of $23.0 million ("$23.0 Million Mortgage Note"). The $23.0 Million Mortgage Note bears interest at 8.5% and is payable in monthly installments of principal and interest based on a 30 year amortization with the final payment due on May 26, 2026. The $23.0 Million Mortgage Note is collateralized by an ancillary hospital facility purchased in January 1996 for $30 million.

         The Company has a non-recourse mortgage note payable to a bank for a principal amount of $16.9 million ("$16.9 Million Mortgage Note"). The $16.9 Million Mortgage Note bears interest at 50 basis points in excess of the prime rate, as such rate fluctuates from time to time and is payable in monthly installments of principal and interest based on a 25 year amortization with the unpaid balance due in a balloon payment on June 20, 2000. The interest rate as of December 31, 1997 was 9.0%. The $16.9 Million Mortgage Note is collateralized by six skilled nursing facilities purchased in June 1997 for $23.8 million.

         The Company has three non-recourse mortgage notes payable to a company for a combined principal sum of $17.0 million ("$17 Million Mortgage Note"). The $17 Million Mortgage Notes bear interest at 8.125% and are payable in monthly installments of principal and interest based on a 25 year amortization with the remaining unpaid balance due in a balloon payment on September 1, 2004. The $17 Million Mortgage Notes are collateralized by two ambulatory surgery facilities and one ancillary hospital facility.

NOTE 6.    BANK CREDIT FACILITY

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

         Borrowings under the amended and restated Bank Credit Facility bear an interest rate chosen by the Company from either the Bank's base rate or the Eurodollar rate plus a percentage rate ranging from 1.00 percent to 1.625 percent depending upon the Company's senior debt to consolidated total capital ratio for the preceding fiscal quarter. During September of 1997, the Company entered into an interest rate swap ("Swap") agreement with NationsBank which, beginning March 1998, effectively fixes the base rate at 5.959 percent on a $50 million notional amount of borrowings under the Bank Credit Facility. The Swap will be effective until March 2003 unless NationsBank elects to cancel at the three year anniversary of the Swap during March 2001.

         The Bank Credit Facility contains certain representations, warranties and financial and other covenants customary in such loan agreements.

         On December 4, 1997, the Company obtained a $40 million Short-Term Credit Facility from NationsBank primarily for purposes of funding investments. Borrowings under the Short-Term Credit Facility bear interest at the Eurodollar rate plus a percentage that varies from 1.00% to 1.625% and are payable on or before April 3, 1998. At December 31, 1997 the outstanding balance under the Short-Term Credit Facility was approximately $27,500,000 and the weighted average interest rate was 8.18%.

NOTE 7.    CONVERTIBLE SUBORDINATED DEBENTURES

         As of December 31, 1997, the Company had $4,025,000 aggregate principal amount of 10.50% Convertible Subordinated Debentures (the "10.50% Debentures") outstanding.

         The 10.50% Debentures mature on April 1, 2002, unless redeemed earlier by the Company or converted by the holders. Payments of interest to the holders of the Debentures are required each April 1 and October 1, commencing October 1, 1995. The Debentures are convertible into shares of common stock of the Company at the option of the holder at any time prior to redemption or stated maturity, at a conversion price of $16.125 per share. The 10.50% Debentures are subordinated to all existing and future senior indebtedness of the Company and subordinated to all existing and future liabilities and obligations of subsidiaries and partnerships of the Company. The 10.50% Debentures are redeemable, at the Company's option, in whole or from time to time in part, at any time from April 5, 2000, through March 31, 2002, at redemption prices ranging from 101.5% to 103.0%, plus accrued and unpaid interest to and including the redemption date.

         As of December 31, 1997, the Company had $74,750,000 aggregate principal amount of 6.55% Convertible Subordinated Debentures (the "6.55% Debentures") outstanding.

         The 6.55% Debentures are due on March 14, 2002 and were issued at a price of $903 per $1,000 principal amount at maturity, which represents an original issue discount of 9.70% from the principal amount thereof which is payable at maturity. Interest on the 6.55% Debentures is payable March 14 and September 14 in each year, and commenced on September 14, 1997. Such rate of interest and accrual of original issue discount represents a yield to maturity of 9.00% per annum (computed on a semiannual bond equivalent basis). The 6.55% Debentures are convertible into common stock of the Company at any time before maturity at an initial conversion ratio of 39.4754 shares of common stock for each $1,000 principal amount of 6.55% Debentures, subject to adjustment in certain events. As of December 31, 1997 there had been no conversions of the 6.55% Debentures.

NOTE 8.   STOCK OPTIONS AND RESTRICTED STOCK AWARDS

         During 1995, the Financial Accounting Standards Board issued Financial Accounting Statement No. 123, "Accounting for Stock-Based Compensation", ("FAS 123"). The Statement defines a fair value based method of accounting for an employee stock option. It also allows an entity to continue using the intrinsic value based accounting method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has continued to use this method to account for its stock options. However, FAS 123 requires entities electing to remain with the intrinsic method of accounting to provide pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. Information about the Company's stock option plan and the related required disclosures follow.

         Pursuant to the Company's 1994 stock incentive plan, 1,063,600 shares of common stock have been reserved for issuance. Options to acquire 602,500 and 413,000 shares at an exercise price of $18.375 and $16.50, respectively, were granted in 1995 and 1994, respectively. There is no vesting period for these options and they may be exercised within 10 years from the grant dates. In October 1997, 85,000 options were exercised at $16.50 per share and 55,000 options were exercised at $18.375. The Company reacquired the shares issued subsequent to the exercise of the options at $24.00 per share. The reacquired shares were held in treasury at December 31, 1997.

         The pro forma information regarding net income and net income per common share as required by FAS 123 is provided below. The fair value for these options was estimated at the date of grant using the Roll-Geske option pricing model with the following assumptions:
         Assumptions for 1995-
                  Risk free interest rate - 6.33%, Volatility factor - 16.96% and Weighted average expected life of the options - 8 years

                  Net Income:                                  1995
                                                               ----
                    As reported                               $9,709,391
                     Pro forma                                $6,432,598

                  Net Income per common share:
                    As reported                               $1.55
                     Pro forma                                $1.03

         During 1997, the Company granted 53,500 shares at $18.125 and 31,250 shares at $20.875 of performance based restricted stock. Of the total 84,750 shares of restricted stock, 26,750 shares were issued and placed in escrow for the employees. The remaining shares were deferred until January 2, 1998 in accordance with the Restricted Stock Award Program and will vest at 120% of original shares over three years. Shares issued under the plan are initially recorded at their fair market value on the date of grant with the corresponding charge to unearned restricted stock compensation representing the unearned portion of the award. Compensation under the plan is charged to earnings over the restriction period and amounted to $116,375 for 1997.

NOTE 9.   RELATED PARTY TRANSACTIONS

         During 1994 and 1995, the Company funded loans to certain officers for the purpose of acquiring the Company's common stock. The loans, which are due on demand and collateralized by the stock, totaled $105,763 at December 31, 1997 and bear interest at the prime rate, which was 8.5% at December 31, 1997. In addition, the Company has other loans to employees totaling $85,000 which bear interest at the prime rate.

         Certain of the Company's directors are directors and/or executive officers of HEALTHSOUTH Corporation, MedPartners Inc., and Integrated Health Services, Inc. During 1997, the Company received rental income of $15.3 million, $5.4 million and $3.2 million from HEALTHSOUTH Corporation, MedPartners Inc. and Integrated Health Services, Inc., respectively.


NOTE 10.   DIVIDENDS

         In order to qualify as a REIT, the Company must, among other requirements, distribute at least 95% of its REIT taxable income to its stockholders. Per share dividend payments by the Company were characterized in the following manner for income tax purposes:

                                            1997      1996     1995
                                            ------------------------
                  Ordinary Income           $1.58     $1.56    $1.54
                  Return of Capital           .31       .25      .20
                                            ------------------------
                  Total dividends paid      $1.89     $1.81    $1.74

         In 1995 the Company adopted a dividend reinvestment and stock purchase plan ("Plan") and reserved 1,000,000 shares of common stock for issuance under the Plan. Participants can automatically reinvest all or a portion of cash dividends in shares of the Company's common stock and can make voluntary cash payments for additional shares. The price of the shares purchased with reinvested dividends will be at 98% of the shares' market value on the dividend payment date. Under the Plan, the Company received $155,420 in exchange for 6,747 shares of stock and $64,025 in exchange for 3,205 shares of stock during 1997 and 1996, respectively.

NOTE 11.   SUPPLEMENTAL CASH FLOW INFORMATION

         Supplemental disclosure of cash flow information is as follows:

                                            For the Year       For the Year      For the Year
                                                Ended              Ended             Ended
                                            Dec. 31, 1997      Dec. 31,1996      Dec. 31,1995
                                            -------------      ------------      ------------

Cash payments for bank credit
  facility interest expense                $  5,437,685     $  4,472,210    $  5,337,009
Cash payments for convertible
  subordinated debenture interest
  expense                                     5,977,262        3,496,540       2,713,755
Convertible subordinated debentures
 converted into shares of  common
  stock:
Convertible subordinated debentures         (13,632,000)     (26,290,000)     (8,053,000)
Financing costs                                (525,071)      (1,017,004)       (322,296)
Shares of common stock                          845,391        1,630,310         499,404
Additional paid in capital                   13,631,155       25,271,364       7,730,088


NOTE 12.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of the Company's financial instruments approximate their carrying values due to the pricing and terms of these instruments and/or their short term nature, except for the convertible subordinated debentures for which fair value is $73,625,000 and $25,870,000 at December 31, 1997 and 1996,
respectively.

NOTE 13.   COMMITMENTS AND CONTINGENCIES

         The Company has committed a total of $228.3 million towards the acquisition and construction of real estate properties and providing mortgage financing. As of December 31, 1997, the Company had funded approximately $104 million towards these commitments, with the balance of $124.3 million expected to be funded throughout 1998.

NOTE 14.   SUBSEQUENT EVENTS

         On January 21, 1998, the Company declared a dividend of $.485 per share to the holders of common stock on February 2,1998. The dividend was paid in cash on February 17, 1998. The dividend related to the quarter ended December 31, 1997.

         In addition, on February 9, 1998, the Company issued 5,000,000 shares of common stock at $24.44. Net proceeds from the sale of $115,787,500 were used to reduce the Bank Credit Facility and retire the Short-term Credit Facility.